[redacted]

30 2/25/04

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

SECURITI 04002325 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Berwyn Financial Services Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 East Lancaster Avenue
(No. and Street)

Berwyn	**PA**	**19112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin M. Ryan, President
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name – *if individual, state last, first, middle name*)

660 American Avenue, Suite 101	**King of Prussia**		**19406**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2004
WASH. DC 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN M. RYAN, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 2003, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE ACCOUNTS: BFS 800279, BFS 800244, BFS 800287

ROBERT E KILLEN, DIRECTOR + OFFICER: BFS 701564, BFS 100528, BFS 400009, BFS 400

EDWARDA KILLEN, DIRECTOR + OFFICER: BFS 100404, BFS 601853, BFS 601705, BFS 601934.

Kevin M Ryan
Signature

PRESIDENT
Title

Sharon L. Lynch
Notary Public

Notarial Seal
Sharon L. Lynch, Notary Public
Phoenixville Boro, Chester County
My Commission Expires Aug. 8, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERWYN FINANCIAL SERVICES CORP.

YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn P.C.

January 14, 2004

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BERWYN FINANCIAL SERVICES CORP.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current assets:		
Cash	$ 1,193	$ 335
Commissions receivable	7,870	14,365
Investments, at fair value	305,466	325,242
Prepaid expenses	7,441	8,115
Prepaid taxes	2,200	2,200
Deferred tax asset	3,000	9,000
Total current assets	327,170	359,257
Equipment, net of accumulated depreciation of $32,746 in 2003 and $30,994 in 2002	1,153	2,905
Other, restricted cash	75,000	75,000
	$403,323	$437,162

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Line of credit	$ 43,560	$ 92,715
Accounts payable	4,174	1,406
Accrued expenses	7,750	16,598
Total current liabilities	55,484	110,719
Stockholders' equity:		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	268,339	246,943
	347,839	326,443
	$403,323	$437,162

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Commissions	$350,989	$403,923
Consulting	1,725	4,875
Interest and dividends	21,670	24,267
Realized and unrealized gain (loss) on investments, net	59,775	(2,865)
	434,159	430,200
Expenses:		
Depreciation	1,753	2,856
Dues and subscriptions	3,560	891
Employee benefits	13,006	10,659
Insurance	802	583
Interest	1,008	1,392
Management fee	11,148	7,438
Miscellaneous	3,409	2,207
Office	5,482	6,896
Payroll taxes	10,154	11,118
Professional fees	12,235	14,129
Profit-sharing contribution	32,750	35,908
Registration fees and other taxes	9,837	15,375
Rent	9,420	9,420
Salaries and bonuses	131,000	143,709
Trade clearing	156,613	150,901
Travel	2,386	2,579
	404,563	416,061
Income before income taxes	29,596	14,139
Income taxes	8,200	3,700
Net income	$ 21,396	$ 10,439

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance, January 1, 2002	19,500	$19,500	$60,000	$236,504
Net income				10,439
Balance, December 31, 2002	19,500	19,500	60,000	246,943
Net income				21,396
Balance, December 31, 2003	19,500	$19,500	$60,000	$268,339

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 21,396	$ 10,439
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,753	2,856
Deferred income tax expense	6,000	
Realized and unrealized (gain) loss on investments, net	(59,775)	2,865
Changes in operating assets and liabilities:		
Decrease in prepaid taxes		3,464
Decrease in commissions receivable	6,495	122
(Increase) decrease in prepaid expenses	674	(1,348)
Increase (decrease) in accounts payable	2,768	(1,149)
Increase (decrease) in accrued expenses	(8,848)	7,448
Net cash provided by (used in) operating activities	(29,537)	24,697
Cash flows from investing activities:		
Proceeds from sale of investments	79,550	100,000
Purchase of investments		(119,550)
Net cash provided by (used in) investing activities	79,550	(19,550)
Net cash used in financing activities, net decrease in line of credit	(49,155)	(6,052)
Net increase (decrease) in cash	858	(905)
Cash, beginning	335	1,240
Cash, ending	$ 1,193	$ 335
Supplemental disclosure of cash flow information, cash paid during the year for:		
Interest	$ 1,008	$ 1,392
Income taxes, net of refund of $3,012 in 2003	$ 606	$ 370

The accompanying notes are an integral part of these financial statements.

1. Description of business and summary of significant accounting policies:

Description of business:

Berwyn Financial Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services, pension administration, and financial consulting services to its clientele. As an introducing broker, the Company cannot hold cash or securities for its customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and depreciation:

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income taxes:

Income taxes are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred income taxes are provided for temporary differences in recognizing expenses between financial statement and income tax reporting. These differences relate principally to unrealized appreciation (depreciation) on investments and the benefit of a net operating loss carryforward.

Investments:

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of operations.

1. Description of business and summary of significant accounting policies (continued):

Commissions:

Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur. The Company has separate agreements with three affiliated entities, The Berwyn Fund, Berwyn Income Fund, and Berwyn Cornerstone Fund (the "Funds"). The agreements, which are renewable annually by the Board of Directors of the Funds, call for the Company to be a non-exclusive selling agent for the Funds in all jurisdictions that require the shares of the Funds to be sold through broker-dealers and/or issuer-dealers.

Cash and cash equivalents

The Company considers all highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted cash:

Restricted cash is comprised of funds on deposit with a clearing organization.

Concentrations of risk:

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Accounts on deposit at a commercial bank are insured up to $100,000 by the Federal Deposit Insurance Corporation. Accounts at the clearing broker are insured up to $100,000 by the Securities Investor Protection Corporation. At December 31, 2003 and 2002, the Company had no balances in excess of the insured limits.

Reclassifications:

Certain reclassifications have been made to the 2002 financial statement balances to conform with the 2003 presentation.

2. Related parties:

One of the Company's stockholders also controls other entities whose operations are similar to those of the Company.

The Company derives a substantial portion of its revenues from the Funds which are managed by a related party. Commissions generated from transactions with the Funds represent approximately 44% of the total commissions revenue of the Company in each of 2003 and 2002.

The Company leases office space, furnishings, and equipment from an affiliate. The lease is classified as an operating lease and provides for minimum monthly rentals of $785 through December 31, 2003.

Employees are compensated by both the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2003	2002
Commissions revenue from related party	$ 155,764	$ 176,903
Management fee expense to related party	$ 11,148	$ 7,438
Rent and personnel expenses to related party	$ 23,497	$ 21,233
Accrued expenses payable to related party	$ 1,318	$ 1,206

The shareholders are in a position to, and in the future may, influence the sales volume of the Company for the benefit of the other entities in the same line of business that are under their control.

3. Investments:

Investments consist of mutual fund holdings carried at quoted market values as follow:

	2003	2002
The Berwyn Fund	$ 136,165	$ 94,679
Berwyn Income Fund	122,748	111,247
Berwyn Cornerstone Fund	46,553	39,759
PSEG PWR Bond, 7.75%, matures 4/15/2011		79,557
	$ 305,466	$ 325,242

Realized and unrealized gains (losses) on investments are:

	2003	2002
Realized losses		$ (1,664)
Unrealized gains (losses)	59,775	(1,201)
	$ 59,775	$ (2,865)

4. Line of credit:

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 50% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2003 and 2002, the interest rate on the margin account was 3.75% and 4.00%, respectively.

5. Income taxes:

Income tax expense consists of the following:

	2003	2002
Current expense:		
Federal	$ - 0 -	$ 3,100
State	1,400	600
	1,400	3,700
Deferred expense:		
Federal	4,100	
State	2,700	
	6,800	
	$ 8,200	$ 3,700

The Company has a Federal and state net operating loss carryforward of approximately $33,000 which expires in 2023.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as "temporary differences." The tax effect of these temporary differences are recorded as "deferred income tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred income tax liabilities" (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statement of operations).

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

	2003	2002
Property and equipment	$ (300)	$ (900)
Net operating loss	10,000	
Unrealized investment (gains) losses	(6,700)	9,900
Net deferred income tax asset	$ 3,000	$ 9,000

5. Income taxes (continued):

These deferred tax assets and liabilities, offset by tax jurisdiction, are in the following balance sheet captions:

	2003	2002
Deferred income tax asset	$ 10,000	$ 9,900
Deferred income tax liability	(7,000)	(900)
Net deferred income tax asset	$ 3,000	$ 9,000

6. Profit-sharing plan:

The Company has a profit-sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit-sharing expense was $32,750 in 2003 and $35,908 in 2002. Participants vest 50% after one year and are fully vested after two years.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $287,998 and $251,660, which was $282,998 and $244,278 in excess of its required net capital of $5,000 and $7,382 respectively. The Company's ratios of aggregate indebtedness to net capital were .19 to 1 and .43 to 1 as of December 31, 2003 and 2002, respectively. Accounting principles generally accepted in the United States of America require transactions be recorded on the trade date. Regulatory reporting in the monthly unaudited Form X-17a-5 permits reporting on the settlement date. A computation of net capital is included in the additional information.

The determination of reserve requirements pursuant to Rule 15c3-3 is not required due to a subparagraph (k)(2)(ii) exemption.

BERWYN FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:	
Total ownership equity from balance sheet	$347,839
Less ownership equity represented by trades at year end	227
Net capital per Form X-17A-5 (Focus Report)	347,612
Deductions:	
Non-allowable assets:	
Equipment	1,153
Prepaid expenses	9,641
Deferred tax asset	3,000
	13,794
Net capital before haircuts on securities positions	333,818
Haircuts on securities positions	45,820
Net capital	$287,998
Aggregate indebtedness:	
Line of credit	$ 43,560
Accounts payable	4,174
Accrued expenses	7,750
Total aggregate indebtedness	$ 55,484
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$282,998
Excess net capital at 1,000 percent	$282,450
Ratio: aggregate indebtedness to net capital	.19:1

There are no material differences between the information on this schedule and the information included in Part II of Form X-17A-5 (Focus Report) as of December 31, 2003.

BERWYN FINANICAL SERVICES CORP.

INTERNAL ACCOUNTING CONTROL
YEAR ENDED DECEMBER 31, 2003

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Berwyn Financial Services Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mantas, Ohliger, McGary & Quinn P.C.

January 14, 2004